Exhibit 21.1

Subsidiaries of BioAmber Inc.

Name of Subsidiary	Jurisdiction
Bioamber S.A.S.	France

Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended) and in the aggregate would not constitute a significant subsidiary.